UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

Lazard World Dividend & Income Fund, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

521076109
(CUSIP Number)

Daniel Lippincott, Senior Tax-Sensitive Manager
Karpus Management, Inc.
d/b/a Karpus Investment Management
183 Sully’s Trail
Pittsford, New York 14534
(585) 586-4680

Adam W. Finerman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 6, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 521076109

1	NAME OF REPORTING PERSON Karpus Investment Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,056,527
	8	SHARED VOTING POWER -
	9	SOLE DISPOSITIVE POWER 1,056,527
	10	SHARED DISPOSITIVE POWER -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,056,527
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.36%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 521076109

1	NAME OF REPORTING PERSON George W. Karpus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,798*
	8	SHARED VOTING POWER 21,353*
	9	SOLE DISPOSITIVE POWER 38,798*
	10	SHARED DISPOSITIVE POWER 21,353*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,151*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

*See Items 2 and 5.

CUSIP NO. 521076109

Item 1.	Security and Issuer.

This statement relates to the Common Stock of Lazard World Dividend & Income Fund, Inc. (the "Shares"), a Maryland Corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 30 Rockefeller Plaza, New York, New York 10112.

CUSIP NO. 521076109

Item 2.	Identity and Background.

a) This statement is filed by:
  (i) Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus"); and

  (ii) George W. Karpus, the President and CEO of Karpus. Mr. Karpus owns Shares individually and may be deemed the beneficial owner of Shares held by the Karpus Investment Management Defined Benefit Plan, the Karpus Family Foundation, Inc. and Karpus Investment Management Profit Sharing Plan Fund C - Growth Common Stock Fund (collectively, the "Karpus Entities").

  Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

  Set forth on Schedule A annexed hereto ("Schedule A") is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Karpus. To the best of the Reporting Persons' knowledge, except as otherwise set on Schedule A, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b) The address of the principal office of each of the Reporting Persons is 183 Sully's Trail, Pittsford, New York 14534.

(c) The principal business of Karpus is serving as a registered investment adviser who provides investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts, and others. The principal occupation of Mr. Karpus is serving as the President and CEO of Karpus.

(d) No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Karpus is organized under the laws of the State of New York. Mr. Karpus is a citizen of the United States of America.

CUSIP NO. 521076109

Item 3.	Source and Amount of Funds or Other Consideration.

Karpus, an independent registered investment advisor, has accumulated 1,056,527 Shares on behalf of accounts that are managed by Karpus (the “Accounts”) under limited powers of attorney, which represents 15.36% of the outstanding Shares. All funds that have been utilized in making such purchases for the Accounts (which are open market purchases unless otherwise noted) are from such Accounts.

The aggregate purchase price of the 1,056,527 Shares beneficially owned by Karpus is approximately $10,389,752, excluding brokerage commissions. Such Shares were purchased with working capital (which may at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted.

The aggregate purchase price of the 60,151 Shares held by Mr. Karpus and the Karpus Entities is approximately $597,889, excluding brokerage commissions. Such Shares were purchased with personal funds and working capital (which may at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted.

CUSIP NO. 521076109

Item 4.	Purpose of Transaction.

Karpus, an indepependent registered investment advisor, with a specialty focus in closed-end funds, believes that the profile of the Issuer fit the investment guidelines for various Accouts. Shares have been acquired since May 20, 2015.

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. In addition, Karpus may contact the Issuer with regards to concerns that they have with respect to the Issuer.

On February 15, 2019, Karpus entered into an ageement with the Issuer, attached hereto as Exhibit 99.1.

CUSIP NO. 521076109

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based on 6,880,183 Shares outstanding, which is the total number of Shares outstanding as of June 30, 2018, as reported in the Issuer's Semi-Annual Report to Shareholders, filed with the U.S. Securities and Exchange Commission on September 5, 2018.

A.	Karpus Investment Management

(a)	As of February 6, 2019, Karpus beneficially owned 1,056,527 Shares held in the Accounts.

Percentage: Approximately 15.36%

(b)	1. Sole power to vote or direct vote: 1,056,527
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,056,527
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Karpus over the last 60 days are set forth in Schedule B and incorporated herein by reference.

B.	George W. Karpus

(a)	As of February 6, 2019, George W. Karpus beneficially owned 38,798 Shares. In addition, George W. Karpus may be deemed to beneficially own the 21,353 Shares held in the Karpus Entities.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 38,798
2. Shared power to vote or direct vote: 21,353
3. Sole power to dispose or direct the disposition: 38,798
4. Shared power to dispose or direct the disposition: 21,353

(c)	Neither Mr. Karpus nor the Karpus Entities have had any transactions in the Shares for the past 60 days.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 521076109

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
On February 15, 2019, Karpus entered into an Agreement with the Issuer, referenced in Item 4, above, and attached as Exhibit 99.1 hereto.

On February 15, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

CUSIP NO. 521076109

Item 7.	Material to be Filed as Exhibits.

99.1	Agreement, dated February 15, 2019.

99.2	Joint Filing Agreement By and Between Karpus Management, Inc. and George W. Karpus, dated February 15, 2019.

CUSIP NO. 521076109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   February 20, 2019

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel Lippincott
	Name:	Daniel Lippincott, CFA
	Title:	Director of Investment Personnel and Senior Tax-Sensitive Manager

/s/ George W. Karpus
GEORGE W. KARPUS

CUSIP NO. 521076109

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned
George W. Karpus	President, CEO, and Chairman of the Board	183 Sully’s Trail, Pittsford, New York 14534	See Above
Kathleen Finnerty Crane	Chief Financial Officer	183 Sully’s Trail, Pittsford, New York 14534	25 Shares
Dana R. Consler	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	440 Shares
Thomas M. Duffy	Vice President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Sharon L. Thornton	Chief Compliance Officer	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Daniel L. Lippincott, CFA	Director of Investment Personnel and Sr. Tax-Sensitive Manager	183 Sully’s Trail, Pittsford, New York 14534	0 Shares

CUSIP NO. 521076109

SCHEDULE B

Transactions in the Shares over the last 60 days.

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Sale of Common Stock	(234)	$8.13	12/24/2018
Sale of Common Stock	(15,335)	$8.27	12/26/2018
Sale of Common Stock	(5,176)	$8.16	12/27/2018
Sale of Common Stock	(1,560)	$9.09	1/9/2019
Sale of Common Stock	(1,060)	$9.04	1/10/2019
Sale of Common Stock	(1,085)	$9.36	1/18/2019
Sale of Common Stock	(120)	$9.31	1/24/2019
Sale of Common Stock	(200)	$9.17	1/28/2019
Sale of Common Stock	(775)	$9.32	1/29/2019

CUSIP NO. 521076109

Agreement
February 15, 2019

AGREEMENT

This Agreement (the "Agreement") is made and entered into effective as of the 15th day of February, 2019 by and among Lazard Asset Management LLC ("LAM"), a Delaware limited liability company having a place of business at 30 Rockefeller Plaza, New York, New York, and Karpus Management, Inc. (d/b/a Karpus Investment Management), a New York corporation having a place of business at 183 Sully's Trail, Pittsford, New York, and its officers, directors, partners, employees and "affiliated persons" (as that term is defined in the Investment Company Act of 1940, as amended (the "1940 Act")), including any present or future entities or accounts it manages or controls or to which it is affiliated (collectively, "Karpus," and with LAM, each, a "Party," and collectively the "Parties").

WHEREAS, LAM is registered as an investment adviser with the Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended, and acts pursuant to investment advisory contracts as the investment adviser to two registered closed end management investment companies, including Lazard World Dividend & Income Fund, Inc. (the "Fund"), a Maryland corporation registered under the 1940 Act; and

WHEREAS, Karpus is deemed to be the beneficial owner of shares of common stock of the Fund by reason of its power to vote and direct the disposition of such shares; and

WHEREAS, LAM has entered into a non-disclosure agreement with Karpus dated February 6, 2019 regarding confidentiality and other obligations with respect to discussions regarding potential transactions involving the Fund; and

WHEREAS, the Parties to this Agreement wish to resolve matters concerning, and potential transactions involving, the Fund;

NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration, and without any admission of liability, or inadequacy of claims whatsoever, by any of the Parties, the Parties hereto agree as follows:

1. LAM Obligations. LAM represents that the Fund has agreed, based in part upon the recommendation of LAM and contingent upon Karpus' mutual acceptance of the terms of this Agreement, that the Fund shall conduct a self-tender offer for up to 20% of the then outstanding shares of common stock of the Fund at a price equal to 98% of the net asset value of the Fund's shares of common stock as determined as of the close of the regular trading session of the New York Stock Exchange on the date the tender offer expires ("Tender Offer"); provided, however, that the commencement of the Tender Offer shall be contingent upon the prior approval by stockholders of the Fund and by stockholders of Lazard Global Total Return and Income Fund, Inc. ("LGI") of the proposed reorganization of the Fund with and into LGI (the "Reorganization"). The joint meeting of the stockholders of the Fund and the stockholders of LGI to vote on the Reorganization is anticipated to be held on or before July 31, 2019, subject to postponement or adjournment as necessary to obtain stockholder approval of the Reorganization. The Tender Offer shall commence promptly after stockholder approval of the Reorganization and shall remain open for at least the minimum period required by law and will expire prior to the closing of the Reorganization. The Tender Offer shall require odd lot tenders to be subject to the same proration terms as tenders of 100 shares or more.

2. Karpus Obligations. Karpus agrees as follows:

(a) With respect to matters to be presented at any stockholder meetings of the Fund, or at meetings of stockholders of other current or future registered closed-end investment companies advised, sub-advised, distributed or sponsored by LAM or any of its affiliates (each, a "LAM Fund" and collectively, the "LAM Funds"):

(i) Karpus shall vote, or shall direct to be voted, all shares of any LAM Fund over which Karpus has discretion or beneficial ownership in accordance with the applicable LAM Fund board of trustees/directors' (or similar body, a "board") recommendations; provided, that with respect to any change in a fundamental investment policy, Karpus shall vote as it so determines;

(ii) Karpus shall not solicit any proxies with respect to proposals submitted or to be submitted to a LAM Fund's stockholders, provided, however, that nothing in this Agreement may be interpreted as prohibiting Karpus from encouraging other stockholders to vote as recommended by the board;

(iii) Karpus shall refrain from granting a proxy with respect to shares of a LAM Fund other than to officers of, or other persons named as proxies by, such LAM Fund;

(iv) Karpus shall refrain from executing any written consent with respect to a LAM Fund's shares other than as may be solicited by such LAM Fund or its board;

(v) Karpus shall refrain from seeking to exercise control or influence over the management or policies of a LAM Fund;

(vi) Karpus shall refrain from, directly or indirectly, with respect to any LAM Fund:

aa. proposing, or making any filing with respect to, any proposals or matters seeking the vote or consent of stockholders, or any proposals or matters for the consideration of the board, including, but not limited to, any form of business combination, restructuring, recapitalization, dissolution or similar transaction involving the LAM Fund, including, without limitation, a merger, tender or exchange offer, open-ending, share repurchase or liquidation of the LAM Fund;

bb. seeking the removal of any member of the LAM Fund's board; and

cc. nominating any individuals for election to the LAM Fund's board or otherwise seeking appointment to or representation on the board.

(vii) Karpus shall act solely as a "passive investor," which shall require Karpus to conform with the following restrictions, with respect to any LAM Fund:

aa. Karpus shall refrain from joining, creating or collaborating with any group of unaffiliated third parties concerning the LAM Fund, other than in accordance with the LAM Fund's board's recommendations;

bb. Karpus shall refrain from threatening, pursuing or bringing a lawsuit, regulatory action or other proceeding against the board, the LAM Fund, LAM, or any related party of any LAM Fund, other than for alleged violations of this Agreement; and

cc. Karpus shall refrain from providing any advice, aid or encouragement that is designed to do indirectly or to urge others, to do things that Karpus has agreed not to do in this Agreement with respect to the LAM Fund, including, but not limited to:

i. putting forward stockholder proposals or director/trustee nominations for any LAM Fund's board;

ii. voting against any matter recommended by the LAM Fund's board; or

iii. threatening, pursuing or bringing a lawsuit, regulatory action or other proceeding against the LAM Fund's board, the LAM Fund, LAM, or any related party.

(b) Karpus shall not purchase or obtain control over any additional securities issued by the Fund or LGI until 50 days after the consummation of the proposed Reorganization. Nothing in this Agreement shall prevent Karpus from purchasing shares of any LAM Fund after such date.

3. Responsibility for Representatives. Each Party shall take all measures practicable to prevent its present and future officers, directors, partners, employees, representatives and affiliated persons from engaging in conduct otherwise prohibited by this Agreement.

4. No Disparagement. For a period from the date hereof through the termination of this Agreement, each Party hereto shall refrain from directly or indirectly disparaging, impugning or taking any action reasonably likely to damage the reputation of any other Party, their affiliates, their representatives, or any of the members of a board. The foregoing shall not apply to any compelled testimony or production of information, either by legal process or subpoena or in connection with a response to a request for information from any governmental authority with jurisdiction over the Party from whom information is sought.

5. No Assignment. This Agreement shall be binding upon the Parties and, except as otherwise provided herein, upon their respective legal successors. No Party may assign this Agreement without the prior written consent of each other Party and any such attempted assignment shall be void.

6. Public Statements. The Parties acknowledge and agree that this Agreement will be filed as an exhibit to a Schedule 13D relating to the Fund to be filed by Karpus.

7. Third-Party Beneficiaries. The Parties agree that each LAM Fund is an intended third-party beneficiary of this Agreement, and that each LAM Fund is entitled to rely upon, and may enforce, the terms and provisions hereof as if it were a party hereto.

8. Applicable Law. The validity of this Agreement, the construction and enforcement of its terms, and the interpretations of the rights and duties of the Parties shall be governed by the laws of the State of New York, without regard to conflicts-of-law principles.

9. Jurisdiction. The Parties agree that the venue for any action brought under this Agreement shall be the United States District Court for the Southern District of New York or, if that court lacks subject matter jurisdiction, any state court sitting in the City and County of New York.

10. Damages; Injunctive Relief. Each Party shall be entitled to seek injunctive and other equitable relief to enforce this Agreement without proof of actual damages, in addition to any other remedies as may be available at law or in equity.

11. Modification. No modification, amendment, supplement to or waiver of this Agreement or of any of its provisions shall be binding upon the Parties hereto unless made in writing and duly signed by all Parties.

12. Invalidity. In the event that any one or more of the provisions of this Agreement shall for any reasons be held to be invalid, illegal or unenforceable, the remaining provisions of this Agreement shall be unimpaired, and the invalid, illegal or unenforceable provision or provisions shall be replaced by a mutually acceptable provision, which being valid, legal and enforceable, comes closest to the economic effect and intent of the Parties underlying the invalid, illegal or unenforceable provision or provisions.

13. No Waiver. A waiver or breach of any provision of this Agreement, or a default under this Agreement, shall not be deemed to be a waiver of any other provision of this Agreement or a subsequent breach or default of this Agreement. The failure or delay in enforcing compliance with any term or condition of this Agreement shall not constitute a waiver of such term or condition, unless compliance with such term or condition is expressly waived in writing.

14. Counterparts. This Agreement may be executed in one or more counterparts transmitted by facsimile or other electronic means, and each counterpart shall have the effect of an original.

15. Term and Termination. This Agreement shall remain in effect until the earliest of the following:

(a) two (2) years from the date on which the proposed Reorganization of the Fund is consummated;

(b) notwithstanding anything to the contrary set forth in this Agreement, if the Fund cancels or otherwise terminates the Reorganization or the Tender Offer following public announcement of the proposed Reorganization or Tender Offer, the date on which the Fund publicly announces, by press release, such cancelation or termination; or

(c) such other date as the Parties may agree in writing.

Sections 5 through 13, and 16 and 17 shall survive any such termination.

16. Notices. Unless otherwise provided herein, all notices called for by this Agreement shall be given in writing, or by facsimile transmission. Until notice is given to the contrary in accordance with this Paragraph 16, all notices to the respective Parties shall be directed to:

If to LAM:
Attention: Shari L. Soloway
Lazard Asset Management LLC
30 Rockefeller Plaza
New York, NY 10112
Telephone: (212) 632-1496
Facsimile: (212) 632-6060

If to Karpus:
Attention: _______________
Karpus Management, Inc.
183 Sully's Trail
Pittsford, NY 14534
Telephone: (585) 586-4680
Facsimile: (585) 586-4315

17. Entire Agreement. This Agreement, together with any written agreement entered into by the Parties on or after the date of this Agreement, shall constitute the entire agreement among the Parties and shall supersede all previous agreements, promises, proposals, representations, understandings and negotiations, whether written or oral, among the Parties respecting the subject matter hereof.

[Signature Page Follows]

CUSIP NO. 521076109

EXHIBIT 99.2

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto), dated the date hereof, with respect to the shares of Common Stock of the Lazard World Dividend & Income Fund, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such statement.

February 15, 2019

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel Lippincott
	Name:	Daniel Lippincott, CFA
	Title:	Director of Investment Personnel and Sr. Tax-Sensitive Portfolio Manager

/s/ George W. Karpus
GEORGE W. KARPUS